Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

April 23, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Office of Filings, Information & Consumer Services

Re:

Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to

Rule 17g-1 under the Investment Company Act of 1940 are the following Riders updating Item 1 of the joint fidelity bond originally filed with the Securities and Exchange Commission (Accession No. 0000940394-13-001232):

(i)

Rider No. 14 to include any “In-House Plan” as defined therein;

(ii)

Rider No. 15 to change the Insureds names listed therein;

(iii)

Rider No. 16 to remove the Insureds named therein;

(iv)

Rider No. 17 to add the Insureds named therein;

(v)

Rider No. 18 to remove the Insureds named therein;

(vi)

Rider No. 19 to add the Insureds named therein;

(vii)

Resolutions.

If you have any questions or comments concerning the enclosed, please contact the undersigned at (617)672-8106 or fax (617)672-1106.

Sincerely,

/s/ Paul M. O’Neil

Paul M. O’Neil

Vice President

Securities and Exchange Commission

April 21, 2014

Schedule A

Asian Small Companies Portfolio

Bond Portfolio

Boston Income Portfolio

CMBS Portfolio

Currency Income Advantage Portfolio

Dividend Builder Portfolio

Emerging Markets Local Income Portfolio

Eaton Vance Floating Rate Portfolio

Global Macro Portfolio

Global Macro Absolute Return Advantage Portfolio

Global Opportunities Portfolio

Government Obligations Portfolio

Greater India Portfolio

High Income Opportunities Portfolio

Inflation-Linked Securities Portfolio

International Income Portfolio

Investment Grade Income Portfolio

Large-Cap Core Research Portfolio

Large-Cap Growth Portfolio

Large-Cap Value Portfolio

MSAM Completion Portfolio

MSAR Completion Portfolio

Multi-Cap Growth Portfolio

Parametric Market Neutral Portfolio

Senior Debt Portfolio

Short Duration High Income Portfolio

Short-Term U.S. Government Portfolio

SMID-Cap Portfolio

Tax-Managed Growth Portfolio

Tax-Managed International Equity Portfolio

Tax-Managed Multi-Cap Growth Portfolio

Tax-Managed Small-Cap Portfolio

Tax-Managed Small Cap Value Portfolio

Tax-Managed Value Portfolio

Worldwide Health Sciences Portfolio